UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 10, 2015

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___      Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                                   No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	A news release dated 21 April 2015 entitled ‘VODAFONE M-PESA AND MTN MOBILE MONEY AGREE TO INTERCONNECT MOBILE MONEY SERVICES’’

2.	A news release dated 29 April 2015 entitled ‘VODAFONE FOUNDATION INSTANT NETWORK TEAM DEPLOYED TO NEPAL’

3.	Stock Exchange Announcement dated 1 April 2015 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

4.	Stock Exchange Announcement dated 17 April 2015 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

5.	Stock Exchange Announcement dated 23 April 2015 entitled ‘DIRECTOR DECLARATION AND NOTIFICATION OF TRANSACTION’

21 April 2015

VODAFONE M-PESA AND MTN MOBILE MONEY AGREE

TO INTERCONNECT MOBILE MONEY SERVICES

Customers of M-Pesa and MTN Mobile Money in East Africa will be able to transfer money to each other following an agreement between Vodafone Group and MTN Group to interconnect their mobile money services.

This interconnect collaboration between the region’s two biggest mobile money operators will enable convenient and affordable international remittances between M-Pesa customers in Kenya, Tanzania, Democratic Republic of Congo and Mozambique, and MTN Mobile Money customers in Uganda, Rwanda and Zambia.

Under the terms of their Memorandum of Understanding, MTN Group and Vodafone Group will also share best practice and work together to define the rules and standards of mobile-based remittances in Africa.

Vodafone Director of Mobile Money Michael Joseph said: “Our agreement with MTN to connect our mobile money wallets in East Africa is a fantastic example of co-operation and interoperability between competing mobile operators.  By working together, we will deliver cheaper, faster money transfers, improving the lives of many people living in the seven countries involved.”

MTN Group Head of Mobile Financial Services, Serigne Dioum said: “After successful launches in Ivory Coast and Benin in West Africa, we are looking enthusiastically at the collaboration with Vodafone in East Africa.  Together, we aim to build a scalable model that will accelerate remittance roll-out across the continent.”

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

MTN Group

Media Relations: mtngrouppressoffice@mtn.co.za

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 55 more, and fixed broadband operations in 17 markets. As of 31 December 2014, Vodafone had 444 million mobile customers and 11.8 million fixed broadband customers. For more information, please visit: www.vodafone.com.

About M-Pesa

The M-Pesa service was launched in March 2007 by Safaricom Limited in Kenya.  It enables millions of people who have access to a mobile phone, but do not have access to a bank account, to send and receive money, top-up airtime, make bill payments and enjoy a range of other services.

M-Pesa had approximately 19.5 million active customers as at 31 December 2014 and approximately 250,000 agents worldwide.  It is available in nine markets:  Kenya, Tanzania, South Africa, Democratic Republic of Congo, India, Mozambique, Egypt, Lesotho and Romania.

About the MTN Group

Launched in 1994, the MTN Group is a leading emerging market operator, connecting subscribers in 22 countries in Africa, Asia and the Middle East. The MTN Group is listed on the JSE Securities Exchange in South Africa under the share code: “MTN.” As of 31 December 2014, MTN recorded 223.4 million subscribers across its operations in Afghanistan, Benin, Botswana, Cameroon, Cote d’Ivoire, Cyprus, Ghana, Guinea Bissau, Guinea Republic, Iran, Liberia, Nigeria, Republic of Congo (Congo-Brazzaville), Rwanda, South Africa, Sudan, South Sudan, Swaziland, Syria, Uganda, Yemen and Zambia. Visit us at www.mtnbusiness.com and www.mtn.com.

29 April 2015

Vodafone Foundation Instant Network team deployed to Nepal

·    Vodafone Foundation Instant Network team now in Kathmandu and preparing to deploy Instant Network equipment to connect rescue workers and relatives

·    First-ever deployment of Instant Network Mini ‘network in a backpack’

·    Vodafone’s philanthropic arm supports relief effort with £100,000 donation

The Vodafone Foundation Instant Network Mini, a portable ‘mobile network in a backpack’, has been taken to the Kathmandu Valley in Nepal to help restore communications to some of the areas worse affected by last weekend’s earthquake.

The Instant Network Mini, an 11kg mobile network in a backpack which can be set up in just 10 minutes, has arrived in Kathmandu with the Instant Network team leader on a commercial flight. The Instant Network team will offer support to local operators to help restablish mobile communications, helping aid workers communicate during the relief effort and enabling people to contact their loved ones following the devastating earthquake.

The Vodafone Foundation has a team of volunteers, all Vodafone employees, on standby to deploy additional Instant Network equipment, including the larger, 100kg Vodafone Foundation Instant Network - a mobile network in four suitcases which can be taken on a commercial flight - as well as a new 3G version of the Instant Network.

The team, working alongside NGO Télécoms Sans Frontières, is currently awaiting instruction from the local operators and NGOs working in Nepal as to when and where the equipment should be deployed. The equipment will be deployed once the scope of the mission is confirmed.

The Instant Network Mini is a robust backpack that can be taken as hand luggage on commercial flights and deployed by non-technical staff.  Instant Network Mini can connect up to five mobile phone users to global telecoms networks within a radius of 100 metres and enable text messages to be sent to thousands of people to provide crucial information following a disaster.

The larger Vodafone Foundation Instant Network is light enough to travel in the back of a car or on commercial flights, enabling a quick response to disasters. Consisting of an antenna, a foldable mast, an industrial computer and base transceiver station, the equipment is powered by generators and can provide coverage within a radius of one kilometre. The Vodafone Foundation Instant Network was deployed in the Philippines in November 2013 during Typhoon Haiyan, where over 443,000 calls were made and 1.4 million SMS were sent in 29 days.

The Vodafone Foundation has also announced that it has made a donation of £100,000 to the UK Disaster Emergency Appeal (DEC) to support the relief effort in Nepal.

This is the second time in two months that the Vodafone Foundation has responded with emergency telecommuncations support in the aftermath of a natural disaster.  In March, a team of volunteers deployed to Tanna Island, Vanuatu, where they supported humanitarian calling operations to those affected by Cyclone Pam.

Andrew Dunnett, Vodafone Foundation Director, said:  “Establishing communications in the aftermath of a natural disaster is crucial, both for the coordination of aid and to enable those affected to reconnect with family and friends.  Through our Instant Network programme, we are able to deploy our people and our technology to provide communications support at a critical time.”

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For further information:

Vodafone Group Media Relations:
www.vodafone.com/media/contact

About the Vodafone Foundation

The Vodafone Foundation’s Mobile for Good programme combines Vodafone’s charitable giving and technology to make a difference in the world. Globally, the Vodafone Foundation supports projects that are focused on delivering public benefit through the use of mobile technology across the areas of health, education and disaster relief. The Vodafone Foundation invests in the communities in which Vodafone operates and is at the centre of a network of global and local social investment programmes. The Vodafone Foundation is a UK registered charity, registered charity number 10989625.

Released: 01 April 2015

At: 17:22

RNS: 2444J

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 March 2015:

Vodafone’s issued share capital consists of 28,812,787,098 ordinary shares of US$0.20 20/21 of which 2,300,749,013 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,512,038,085.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

Released: 17 April 2015

At: 16.36

RNS: 6247K

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited on 15 April 2015 that on 14 April 2015 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 228.86p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	110
Matthew Kirk	110
Ronald Schellekens	110

END

Released: 23 April 2015

At: 13.13

RNS: 1502L

DIRECTOR DECLARATION AND NOTIFICATION OF TRANSACTION

Vodafone Group Plc (“the Company”)

In accordance with Listing Rule 9.6.14 (2), the Company announces that, Gerard Kleisterlee, Chairman of the Company, has become a member of the supervisory board of ASML, a company listed on Euronext Amsterdam and NASDAQ, with effect from 22 April 2015.

In addition, in accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company was advised on 21 April 2015 that Mr Kleisterlee acquired an interest in 3,773 ordinary shares of US$0.20 20/21 each in the Company (“Ordinary Shares”) on 14 August 2014 at the price of 199.34p per Ordinary Share and 1,597 Ordinary Shares on 2 February 2015 at the price of 235.28p per Ordinary Share, both through the Dividend Reinvestment Plan. The interest was acquired on standing instruction to reinvest dividend income through the Dividend Reinvestment Plan.  As a result of these transactions, Mr Kleisterlee has an interest in 107,078 ordinary shares of US$0.20 20/21 each in the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 10, 2015	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary